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                       SEWARD & KISSEL LLP
                     ONE BATTERY PARK PLAZA
                    NEW YORK, NEW YORK  10004

                   TELEPHONE:  (212)  574-1200
                   FACSIMILE:  (212)  480-8421

                                  August 23, 2001

VIA FACSIMILE

Richard M. Cieri, Esq.
Jones, Day, Reavis & Pogue
North Point
901 Lakeside Avenue
Cleveland, OH  44114-1190

Re: Allied Riser/Ad Hoc Committee

Dear Mr. Cieri:

         Thank you for your letter of August 16, 2001.

         We appreciate the willingness of Allied's management to meet with the holders of its 7.5% Convertible Subordinated Notes Due 2007 (the "Notes"). However, there should be no need for a confidentiality agreement at this point. Allied's management and the Noteholders should be able to hold at least a first meeting without Allied's having to disclose to the Noteholders material non-public information, and the Noteholders do not expect to receive such information at that meeting.

         In response to your question, we now represent 12 Noteholders with an aggregate holding of Notes in the approximate face amount of $97 million. Based on Allied's publicly available information, this represents approximately 78% of the Notes.
The holders with the three largest holdings of Notes that we represent are: CRT Capital Group LLC, Magten Asset Management Corp., Peninsula Capital Partners, LP and Sagamore Hill Capital Management LP.

         The Noteholders would be available for a meeting during the week of August 27, 2001, in New York City.

         In connection with the meeting and the commencement of discussions concerning a possible restructuring, it is customary for a company to pay the fees of advisors to its creditors, and it is reasonable for the creditors to expect that the company will bear those fees. Accordingly, the Noteholders expect that Allied will pay our firm's fees. Please confirm.




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         We look forward to hearing from you.  In my absence,
please also feel free to contact my partner, Jeff Silverstein, direct tel. 212-574-1374.

                             Sincerely yours,


                             /s/ Gary J. Wolfe
                             -------------------
                             Gary J. Wolfe











































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